For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2006 Second Quarter Results

Tel Aviv, Israel, September 22, 2006 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the second quarter and six months ended June 30, 2006.

Net income for the second quarter was $ 70,000, or $ 0.01 per share. Net income for the six months ended June 30, 2006 was $ 125,000 or $ 0.02 per share.

As of June 30, 2006, the Company had cash and marketable securities totaling $10 million.

As previously announced, the Company's one-for-three reverse stock split became effective on September 19, 2006. The record date for the reverse stock split was September 18, 2006. All share and per share information for periods prior to the effective date of the split have been retroactively adjusted to reflect this stock split. Following this reverse stock split, the Company's trading symbol on the OTC Bulletin Board has changed to "TIKRF."

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications.
Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ.
Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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

                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)

-------- ----- ------------------------------------------- --------------- ---- ---------------- ------------


                                                              June 30,           December 31,
                                                                2006                 2005
         Assets
               Current assets

               Cash and short-term marketable securities     $      9,980       $         9,890
               Other receivables                                       11                    24
                    Total current assets                            9,991                 9,914

                    Total assets                             $      9,991    $            9,914
                                                                  -------                 -----

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         14  $                42
               Other current liabilities                               149                  162
                                                                   -------                -----
                    Total current liabilities                          163                  204

               Shareholders' equity                                  9,828                9,710
                                                                   -------                -----

               Total liabilities and shareholders'
               equity                                         $      9,991  $             9,914
                                                                   -------               ------




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


                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30              Six Months Ended June 30
                                                              2006                 2005                 2006              2005
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $ 34        $         54          $        81        $         114
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                       34                   54                   81                  114

                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                (34)                 (54)                 (81)                (114)

Financial income, net                                          104                  34                   206                 74
                                                         ----------------     ----------------      --------------     -------------

Net income (loss)                                             $ 70        $        (20)         $        125       $        (40)
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and diluted net earnings (loss) per share(*)           $ 0.01       $        (0.00)       $      $ 0.02      $       (0.01)
                                                         ================     ================      ==============     =============

Basic weighted average shares(*)                              7,909                7,909                7,909               7,909

                                                         ================     ================      ==============     =============

Diluted weighted average shares(*)                            8,050                7,909                8,053               7,909

                                                         ================     ================      ==============     =============

(*) After giving retroactive effect to the one-for-three reverse stock split

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